

July 9, 2013

Via E-mail
Mr. Christopher Collier
Chief Financial Officer
Flextronics International Ltd.
2 Changi South Lane
Singapore 486123

> **Re:** **Flextronics International Ltd.**
> **Form 10-K for Fiscal Year Ended March 31, 2013**
> **Filed May 28, 2013**
> **File No. 000-23354**

Dear Mr. Collier:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2013

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 11. Income Taxes, page 91

1. We note that you added disclosures beginning on page 91 regarding the expiration dates for approximately $43.7 million of deferred tax assets associated with your operating loss and tax credit carryforwards. Please provide us with the expiration dates for the $2.6 billion remaining deferred tax assets associated with the net operating loss and other carryforwards for which you have recorded a full valuation allowance and tell us your

consideration to also disclose the expiration dates for such assets pursuant to ASC 740-10-50-3(a).

2.   We note that you have not provided for income taxes on approximately $457.7 million of undistributed earnings of your foreign subsidiaries, as such earnings are not intended by management to be repatriated in the "foreseeable future." Please clarify whether the company has sufficient evidence to show that the subsidiary has invested or will invest the undistributed earnings <u>indefinitely</u>. To the extent you have evidence of specific plans for reinvestment of undistributed earnings of a subsidiary which demonstrate that the earnings will be postponed indefinitely, please revise your disclosures in future filings to clearly indicate as such. We refer you to ASC 740-30-25-17.

<u>Item 9A. Controls and Procedures</u>

<u>(b) Management's Annual Report on Internal Control over Financial Reporting, page 113</u>

3.   We note that management concluded the company's internal control over financial reporting was adequately designed and operating effectively as of March 31, 2013. Please explain further what you mean by "operating effectively." In this regard, please confirm whether your internal control over financial reporting was effective at year-end and if so, please revise your disclosures in future filings to unambiguously indicate as such. We refer you to Item 308(a)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Kindelan, Staff Accountant at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief